Contact

www.linkedin.com/in/ken-allen-839593 (LinkedIn)
banjo.media (Company)

Top Skills

Entrepreneurship

Mergers & Acquisitions (M&A)

Investment Banking

Certifications

Series 7, 63, and 24

Ken Allen

Founder and CEO of Banjo Media, Inc., an AI-assisted civil dialogue platform.
Greater Boston

Summary

My career has spanned nearly three decades in the technology sector, across entrepreneurship, investment banking, and consulting, and led me to my passion, which is helping people.I grew up in Chicago and attended Dartmouth College for my undergraduate studies. At Dartmouth, I earned my B.E. in Electrical Engineering, with a focus on human-centered design, and graduating with Summa Cum Laude and Phi Beta Kappa honors. During my Dartmouth years I fell in love with how technology can be leveraged in entrepreneurship and business to create value for people.Over the course of my career, I have seen the full spectrum of technology trends, from client-server to the Internet, to mobile and social, to cloud and SaaS, to now AI and robotics. I like to think that seeing trends over a long period of time enables me to recognize patterns and spot opportunities for value creation.Throughout my career, I have always felt happiest in my work when I felt like I was making an impact, where I was passionate about my work, and where I liked the people I worked with. I have been very fortunate to have worked in many places where this was the case.My clients have spanned many of the largest and most innovative companies in the world, including Accenture, Blackstone, Sequoia Capital, and many others. Over the course of my career, I have been blessed to help create over $40 billion in value for my clients.Throughout my career, I have always been exposed to, and passionate about, Dialogue. Whether it was debating strategies for clients in consulting, or figuring out the right capital structure for a business in banking, problem solving in a start-up environment, or investigating various topics in an academic setting, I always enjoyed how I felt when engaging in rigorous, intellectual, civil discourse.However, in 2011, when Social Media was relatively new, I wasn't seeing this sort of Dialogue online. Quite the opposite -- what I saw was often toxic, disrespectful, or harmful. This frustration led me to sketch out the idea for my current company, Banjo.While I couldn't pursue Banjo 15 years ago, the idea has never left my mind. Over time, I saw the problems with a lack of civil

discourse compound, to what seemed like a breaking point in 2024. It was at that time that I felt called to help address this problem in society by starting Banjo.

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Experience

Banjo Media, Inc.
Founder and CEO
March 2024 - Present (2 years 5 months)

Banjo is an online platform for the civil, safe, and trusted exchange of ideas.

KPMG Corporate Finance LLC
Managing Director
June 2022 - March 2024 (1 year 10 months)
Boston, MA

I served as Managing Director in the TMT Investment Banking at KPMG Corporate Finance LLC from 2022-2024. At KPMG, I led the firm's Technology Services practice in North America, with a focus on M&A advisory and private capital raise assignments for middle-market companies spanning the IT Services, Digital Transformation, Tech-enabled Services, Managed Services, and Interactive Advertising Services spaces. I left KPMG in 2024 to pursue my long-time passion for entrepreneurship and for Dialogue, and founded Banjo.

Seaport Capital Partners
CEO and Managing Partner
March 2019 - June 2022 (3 years 4 months)
Greater Boston

I founded Seaport Capital Partners ("SCP"), a boutique advisory firm, in 2019 and operated it through 2022. My focus was on providing entrpreneurs and founders in the TMT sector with exceptional advice to help them optimize their performance. In 2022, I was recruited by, and decided to join, KPMG to lead the firm's North American IT Services investment banking practice.

PJT Partners
Managing Director, Head of Technology Services Investment Banking
October 2015 - March 2019 (3 years 6 months)

Managing Director at one of the leading "bulge boutique" firms on Wall Street. At PJT, I focused on providing world-class strategic advice to many of the world's leading technology and media companies. I left PJT in 2019, to found

Seaport Capital Partners, focused on similar services to entrepreneurs and founders.

The Blackstone Group
Managing Director, Head of Technology Services Investment Banking
June 2007 - October 2015 (8 years 5 months)
Boston, Massachusetts

I joined Blackstone in the Advisory Group in 2007 as one of the founding members of the firm's Technology Practice. I joined as an Associate and was promoted three times to Managing Director and Head of the Technology Services practice. I played a key role in the group's successful exit to and merger with PJT Partners, where I subsequently joined as a Managing Director.

Deutsche Bank
Associate
July 2005 - July 2007 (2 years 1 month)

I joined Deutsche Bank in 2005 as an Associate in the Boston office, after graduating from business school. At Deutsche Bank, I focused on M&A, IPOs, and debt offerings for leading companies in the Technology sector. It was an ideal experience coming out of business school, as I was able to work on the full-suite of investment banking services with world-class people in a sector I loved.

Crowe
Analyst
October 2001 - September 2003 (2 years)
Chicago, IL

I joined Crowe in 2001 as an Analyst in a newly-formed investment banking group within the firm. As someone who came in at the ground floor, I learned all aspects of the investment banking business, from pitches and business development, to financial model modelling and analytics, to client service.

Xilicon, Inc.
Founder & CEO
September 1999 - July 2001 (1 year 11 months)

Creators of Soft-trade, the world's first app store. Soft-trade was an e-commerce platform that facilitated the marketing and sale of software online. In 1999, software was sold via CD in physical retail stores. Installation was done by placing the CD in a CD-ROM drive, typically built into computers. Enabling the license to use the software was accomplished by typing in a long string of characters into a prompt during installation.

Soft-trade automated this process, enabling downloadable software from an app store we created (8 years before the launch of the Apple App Store). Once downloaded, you could install your software with one click and pay for an electronically-distributed digial key, which unlocked the software for your use. Licenses could be limted by time or number of "opens", facilitating a rental model, or be full licenses for unlimed use.

Xillicon ultimately failed, which was one of the hardest moments of my life. I poured my heart and soul into this business, and it had died.

While one of the most difficult experiences of my life, I am grateful for it. I learned an incredible amount about starting a company at a very young age, and use the skills I gained at Xilcon every day in my current role as Founder and CEO of Banjo. The most important thing I learned was to perservere in the face of difficulty and to never give up on your dreams.

The Parthenon Group
Associate
July 1998 - July 1999 (1 year 1 month)

I joined The Parthenon Group (now EY-Parthenon) in 1998, my first job after graduating from Dartmouth. While I received an offer from my prior employer, Bain & Company, I joined Parthenon due to its smaller size and entrepreneurial spirit. At Parthenon, I focused on advising on growth strategies for several leading companies spanning the e-commerce, media, and hospitality industries. I left Parthenon in 1999 to found my first company, Xilicon.

Bain & Company
Associate Consultant
June 1996 - August 1996 (3 months)

I was selected by Bain as one of 8 people nationwide to join as an Associate Consultant Intern in 1996. At Bain, I focused on consulting on growth strategies for clients in the Utilities sector.

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Education

Dartmouth College

BE, Electrical Engineering · (1993 - 1998)

Dartmouth College - The Tuck School of Business at Dartmouth

MBA · (2003 - 2005)